SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number 001-38068

Zymeworks Inc.

(Translation of registrant’s name into English)

Suite 540, 1385 West 8th Avenue, Vancouver, British Columbia, Canada, V6H 3V9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment on Form 6-K/A is being furnished to amend the Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on March 7, 2018 (the “Original Form 6-K”), in order to incorporate exhibit 99.2 to the Original Form 6-K by reference into the Registrant’s Registration Statements on Form F-10, originally filed with the SEC on May 24, 2018 (File No. 333-224623), and Form S-8, originally filed with the SEC on May 3, 2017 (File No. 333-217630). Except as amended in this Form 6-K/A, the Original Form 6-K remains as originally furnished.

INCORPORATION BY REFERENCE

This report on Form 6-K/A is hereby incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the SEC on May 24, 2018 (File No. 333-224623) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on May 3, 2017 (File No. 333-217630).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZYMEWORKS INC. (Registrant)

Date: June 6, 2018	By:	/s/ Neil Klompas
	Name: Title:	Neil Klompas Chief Financial Officer